Exhibit 12.2
PETROLEOS MEXICANOS SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
Computation of ratio of earnings to fixed charges

	June
	2007
	(in thousands of
	Mexican pesos
	as of December	June 2008
	31, 2007	(in thousands
	purchasing	of Mexican
	power)	pesos)

Mexican Financial Reporting Standards

Fixed Charges(1):

Interest capitalized in fixed assets	4,103,036	1,940,302
Interest expense	27,363,768	30,386,481

Total interest cost	31,466,804	32,326,783
Total Fixed Charges	31,466,804	32,326,783

Net income	21,865,460	39,389,131
Hydrocarbon Income Tax (IRP)	2,541,759	1,904,441
Income Tax and Others	2,537,704	4,490,137
Cumulative effect of adoption of new accounting standards	—	—
Profit sharing in subsidiaries and affiliates (income from equity investees)	(8,076,723)	(4,356,570)
Minority Interest	12,529	(64,110)

Pretax income from continuing operations before income from equity investees	18,880,729	41,363,029
Fixed Charges(1):	31,466,804	32,326,783
Amortization of interest capitalized	164,121	77,612
Distribution of income of investment shares	—	—
Interest capitalized in fixed assets	(4,103,036)	(1,940,302)

Earnings	46,408,618	71,827,122

Amount by which fixed charges exceed earnings	(14,941,814)	(39,500,339)

Ratio of earnings to fixed charges	1.4748	2.2219

(1)	These figures do not include rental expense